Filed Pursuant Rule 433

Registration No. 333-177762

August 9, 2012

Pricing Term Sheet

The Procter & Gamble Company

€1,000,000,000 2.000% Notes due 2022

Issuer:	The Procter & Gamble Company
Aggregate Principal Amount Offered:	€1,000,000,000
Maturity Date:	August 16, 2022
Price to Public (Issue Price):	99.160% of principal amount
Coupon (Interest Rate):	2.000%

Yield to maturity:	2.094%
Spread to reference Government security:	66.5 basis points
Reference Government security:	DBR 1.750% 07/04/2022
Reference Government security yield/price:	1.429% / 102.93%
Mid-swap rate yield:	1.844%
Spread to mid-swap rate:	+25 basis points
Day Count:	ACT/ACT, following, unadjusted
Interest Payment Dates:	August 16, commencing August 16, 2013
Tax Redemption:	The notes will not be redeemable prior to maturity unless certain events occur involving United States taxation as described in the Prospectus Supplement
Trade Date:	August 9, 2012
Settlement Date:	August 16, 2012 (T+5)
Denominations:	€100,000 x €1,000
Type of Offering:	SEC Registered
Listing:	Application will be made for listing on the New York Stock Exchange on terms described in the Prospectus Supplement
Common Code:	081670412
ISIN:	XS0816704125

Joint Book-Running Managers:	Deutsche Bank AG, London Branch, HSBC Bank plc and Morgan Stanley & Co. International plc

Senior Co-Managers:	Citigroup Global Markets Limited, Goldman Sachs International, J.P. Morgan Securities plc, Merrill Lynch International and The Royal Bank of Scotland plc

Co-Managers:	Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, ING Belgium SA/NV, Mitsubishi UFJ Securities International plc, Svenska Handelsbanken AB (publ) and UBS Limited

Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Concurrent Offerings:	On August 9, 2012, The Procter & Gamble Company commenced a public offering of notes denominated in U.S. Dollars. The closing of the offering of the notes offered hereby is not contingent on the closing of the concurrent offering.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611, HSBC Bank plc (toll free) at 1-866-811-8049 or Morgan Stanley & Co. International plc at 1-866-718-1649.

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